HORIZON TECHNOLOGY FINANCE CORPORATION

312 Farmington Avenue

Farmington, CT 06032

VIA EDGAR

August 28, 2018

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0504

Attention: Ray Bee

Re:	Horizon Technology Finance Corporation

Registration Statement on Form N-2

SEC File No. 333-225698

Dear Mr. Bee:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Horizon Technology Finance Corporation (“Registrant”) hereby requests that the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (“Registration Statement”), be accelerated so that the Registration Statement may be declared effective at 11:30 am, Eastern Time, on Friday, August 31, 2018, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Thomas J. Friedmann of Dechert LLP, legal counsel to the Registrant, at 617-728-7120 and that such effectiveness also be confirmed in writing.

Very truly yours,

HORIZON TECHNOLOGY FINANCE CORPORATION

By:	/s/ Robert D. Pomeroy, Jr.

Name: Robert D. Pomeroy, Jr.

Title: Chief Executive Officer